STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	July 22, 2004
Corporate Office:	#SRU-11-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

119 EXTENSION DRILLING:
FIRST HOLE TO TEST RECENTLY IDENTIFIED UTEM
CONDUCTOR HITS SULPHIDE MINERALIZATION

Starfield has received results for drill hole FL04-174. This hole is the first to test the potential southwestern extension of 119 Zone that was initially identified by inversion of magnetic data and confirmed by a subsequent UTEM-3 geophysical survey in late 2003. The UTEM survey identified a deep conductive zone that extends southwesterly from the 119 sulphide zone for more than 3 kilometers as reported in Starfield news release #SRU-1-04A of January 22, 2004. (A map is available on page 3 of this news release and may also be viewed on the Company’s website under “Project Maps and Diagrams”.)

Hole FL04-174, collared 750 meters southwest of the furthest west holes drilled in 2002 to test the 119 Zone (holes FL02-137,-139,-141), was drilled at an inclination of -760 and an azimuth of 1430, or normal to the long axis of the conductive zone. Stringer and massive sulphide mineralization was intersected between hole depths of 1292 and 1312 meters; the more significant intervals are listed in the following table.

TABLE 1

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-174	-76[0]	83+80W/11+6N	1295.98-303.10	7.12 (23.36)	0.711	0.499	0.057	1.10	0.18	1.28
		(including	1298.651302.50	3.85 (12.63)	0.889	0.817	0.094	1.66	0.32	1.98
			1307.821310.47	2.65 (8.69)	1.799	0.662	0.075	2.00	0.16	2.16
		(including	1307.821309.10	1.28 (4.20)	0.757	1.029	0.116	2.20	0.10	2.30
		(and	1309.101309.77	0.67 (2.20)	4.946	0.308	0.037	2.83	0.37	3.20)
2PGE=Pd+Pt

The principal objective of hole FL04-174 was to confirm that the UTEM anomaly was caused by the presence of base and precious metal sulphide mineralization within what is now referred to as the 119 Extension. Elsewhere on the Ferguson Lake property, all sulphide zones including West Zone, are coincident with UTEM conductors. A secondary objective was to use this hole as a “platform” for detailed down-hole geophysical surveying of the conductive zone at depth. Bore hole UTEM (BHUTEM) surveying was undertaken to provide more precise information regarding the strength, position and extent of the conductive zone originally identified by surface surveys. S.J. Visser, P.Geo., principal of SJ Geophysics, conducted a three loop BHUTEM survey of the drill hole utilizing a 1500 meter long cable. BHUTEM surveys are designed to provide detailed conductor(s) information for a radius of about 100 meters outward from the hole and in order to facilitate this, the hole was drilled to a final depth of 1447.6 meters or 130 meters beyond the last interval containing sulphide mineralization.

Preliminary field interpretation of the BHUTEM data, coupled with drill core information, suggest that hole FL04-174 intersected the lower one-third of the UTEM conductor comprising the 119 Extension anomaly. BHUTEM modeling further suggests that the most significant portion of the conductor is located above, or up-dip, of the sulphide intercepts encountered in the recently completed hole between depths of 1292 and 1382 meters.

A closely-spaced, three conductive plate model appears to best fit the BHUTEM data for hole FL04-174. The top of the conductive plates is roughly 500 vertical meters below surface and is interpreted to plunge 10 degrees in a westerly direction.

Starfield is undertaking wedge drilling off hole FL04-174 in order to further explore the 119 Extension. This phase of drilling is making use of a “state of the art” steerable, directional Devidrill coring system. The first wedge hole is well underway and will test the modeled UTEM and BHUTEM conductive plates approximately 100 meters up dip from the sulphide mineralization intersected in the original hole. Additional wedge holes are planned to test other parts of the conductive zone up- and down-dip and along strike.

Results obtained from hole FL04-174 confirm the extension of 119 Zone sulphide mineralization in a southwesterly direction. In this context, it is important to note that the discovery of the 119 Zone in 2002 was the result of an 800 meters westerly step out from the known limits of West Zone. Initial drilling of 119 Zone, intended to test a deep UTEM conductive target, intersected two to three lenses of Cu+Ni+Co+PGE-bearing massive sulphides over a 400 meters strike length and at vertical depths of between 800 and 900 meters. An initial inferred mineral resource estimate for the 119 Zone, at a cutoff grade of 1.5% Cu+Ni, was reported to be 5.8 million tonnes grading 1.31% Cu, 0.72% Ni, 0.086% Co. 2.02 g/t Pd and 0.30 g/t Pt (N.C. Carter, Ph.D., P.Eng, April 8,2003).

Results obtained from more than 67,500 meters of core drilling completed by Starfield to date on the Ferguson Lake property suggest that overall thicknesses of, and base-metal and precious-metal (PGE) grades within the sulphide lens(es) increase in a westerly direction and to depth in both West Zone and 119 Zone. The best exploration guide has been the direct correlation between UTEM conductive zones and sulphide mineralization. Hole FL04-174 confirms that sulphide mineralization is the cause of the 119 Extension UTEM conductor which extends in a southwesterly direction for more than 3 kilometers. The delineation of enhanced base and precious metals grades within significant thicknesses of massive and stringer sulphides will be the focus of continuing exploration of the 119 Extension.

Analytical Procedures
     Starfield Resources Inc.’s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 67,500 meters of core from 174 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.